Exhibit 99.1

           SEAFIELD CAPITAL CORPORATION
         5000 West 95th Street, Suite 260
                   P. O. Box 7568
          Shawnee Mission, Kansas  66207

                   July 2, 1997

Dear Shareholder:

I am pleased to inform you that the Board of Directors of Seafield Capital Corporation has approved a distribution to our shareholders of all the shares of common stock of Response Oncology, Inc. owned by Seafield. The stock distribution will be made on July 25, 1997 to holders of record of Seafield Capital Corporation common stock on July 11, 1997. You will receive approximately 1.24 shares of Response Oncology, Inc. common stock for each share of Seafield Capital Corporation common stock you hold on the record date.

As a result of this distribution you will own shares directly in Response Oncology, Inc., and you will continue to own your Seafield Capital Corporation common stock. Following the distribution, Seafield's principal asset will be its 82% ownership interest in LabOne, Inc., which engages in insurance industry and clinical laboratory testing.

The Seafield Board believes that the separation of Seafield's ownership interest in Response Oncology, Inc. from Seafield's core laboratory testing business will provide investors a sharper focus as to the particular merits of each of those investments and thereby provide Seafield shareholders with a better recognition of the value of each of those investments.

We have received an opinion from our counsel that the distribution will be a taxable transaction. We will report to you our determination of the fair market value of th eamount of the distribution received by you for tax purposes, and the portion thereof which is taxable as a dividend (i.e., as ordinary income), on IRS Form 1099-DIV.

The enclosed Prospectus explains the proposed distribution in detail. We urge you to read it carefully. Holders of Seafield Capital Corporation common stock are not required to take any action to participate in the distribution. A shareholder vote is not required in connection with this matter and, accordingly, your proxy is not being sought.

The effective ex-dividend date for the distribution will be July 28, 1997. Sales of Seafield stock with trading dates of July 9 through July 25 will have "due bills" attached to the sales. Sellers during this period will, therefore, be required to forward Response Stock to the purchaser when received.


                                     Sincerely,

                                     W. Thomas Grant II
                                     Chairman of the Board